FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a $3bn bond issue

4 August 2020 07:00 BST

AstraZeneca prices a $3bn bond issue

AstraZeneca PLC announces that, on 3 August 2020, it priced a three tranche global bond offering totalling $3bn. The offering is expected to close on 6 August 2020, subject to customary closing conditions. AstraZeneca expects to use the net proceeds of the issue for general corporate purposes, which may include the refinancing of existing indebtedness. The transaction, which is a global offering registered with the US Securities and Exchange Commission (SEC), consists of the following three tranches:

●
$1.2bn of fixed rate notes with a coupon of 0.700%, maturing 8 April 2026;
●
$1.3bn of fixed rate notes with a coupon of 1.375%, maturing 6 August 2030; and
●
$0.5bn of fixed rate notes with a coupon of 2.125%, maturing 6 August 2050.

BofA Securities, Inc., HSBC Securities (USA) Inc. and Mizuho Securities USA LLC acted as joint book-running managers on the transaction and Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley and Co. LLC acted as co-managers on the transaction. The notes will be issued under AstraZeneca's effective shelf registration statement on Form F-3, which AstraZeneca filed with the SEC on 8 November 2019. The offering is being made solely by means of the prospectus contained within that shelf-registration statement, along with a prospectus supplement forming part of the effective registration statement, which investors should read.

A copy of the prospectus supplement and accompanying prospectus relating to the offering can be obtained by contacting BofA Securities, Inc. at 1-800-294-1322, HSBC Securities (USA) Inc. at 1-866-811-8049, or Mizuho Securities USA LLC at 1-866-271-7403. Readers may also download these documents for free by visiting the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on the SEC website at www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The bond issuance does not impact the Company's financial guidance for 2020.

About AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Cautionary Statements Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of AstraZeneca. Although the Company believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and AstraZeneca undertakes no obligation to update these forward-looking statements.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 August 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary